WISDOMTREE TRUST

250 West 34th Street, 3rd Floor

New York, NY 10119

June 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	WisdomTree Trust (File Nos. 333-132380 and 811-21864)
Request for Withdrawal of Post-Effective Amendment No. 890

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), WisdomTree Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 890 to the Trust’s Registration Statement on Form N-1A, as it relates to the registration of the WisdomTree Multi-Strategy Alternative Fund (the “Fund”) (“PEA No. 890”). PEA No. 890 was filed with the U.S. Securities and Exchange Commission via EDGAR (Accession No. 0001214659-23-005307) on April 12, 2023, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The Registrant is requesting the withdrawal of PEA No. 890 because the Registrant has determined not to move forward with the offering of the Fund as series of the Trust at this time. No securities have been sold in connection with the offering of the Fund.

If you have any questions regarding this filing, please contact Joanne Antico at (917) 267-3855 or Laura Flores at (202) 373-6101.

Sincerely,

/s/ Joanne Antico
Name:	Joanne Antico
Title:	Chief Legal Officer and Secretary